UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

Michael W. Tankersley

Bracewell & Patterson, LLP

500 N. Akard, Suite 4000

Dallas, Texas 75225

214 758 1066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM E. LADIN, JR.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 785,254

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 785,254

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 785,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 (the “Amendment”) relates to the Schedule 13D originally filed by William E. Ladin, Jr. (the “Reporting Person”) with the Securities and Exchange Commission on November 22, 1999 in connection with the Reporting Person’s ownership of shares of common stock, par value $0.01 per share, of Internet America, Inc. (the “Issuer”).

The Amendment amends and supplements the text of Items 4 and 5 of the Schedule 13D as specifically set forth below.  The Amendment is being filed to report a change in the Reporting Person’s investment intent.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On April 9, 2004, the Reporting Person delivered a letter to the Issuer requesting that the Board of Directors or the President of the Issuer, in accordance with the Bylaws of the Issuer, call a special meeting of the shareholders of the Company for the following purposes:  (1) to change the composition of the Issuer’s board of directors, including the election of up to four directors to fill vacancies on the Board, with the objective that a majority of the members of the Board would be independent, (2) to amend the Articles of Incorporation of the Issuer to eliminate the restriction on the ability of the shareholders of the Issuer to adopt, amend, repeal or otherwise alter any bylaw of the Issuer, (3) to amend Section 2.02 of the Issuer’s Bylaws to permit special meetings of the shareholders to be called at any time by the holders of not less than ten percent of all shares entitled to vote at any such meeting, provided that such shares have been owned by the shareholders requesting the meeting, of record or beneficially, for at least six months; in any other case shareholders requesting a special meeting would be required to own not less than fifty percent of all shares entitled to vote at any such meeting, as is currently provided in the Bylaws, (4) to amend Sections 3.02 and 3.03 of the Issuer’s Bylaws to permit the shareholders to designate the number of members of the Board of Directors and to eliminate the provision for a staggered board of directors.

The Reporting Person believes that each of the proposed actions will improve the quality of the Issuer’s corporate governance and its accountability to shareholders.  The Reporting Person has grown concerned that the Issuer’s current governance structure, with only two directors, a staggered board and no meaningful way for shareholders to exercise control over the Issuer or to require accountability, is not serving the best interest of shareholders.  In fact, this structure has been a major contributing factor to the continuation of the disputes of the past three months that have been distracting the management of the Issuer and absorbing the Issuer’s cash in legal fees.  Repeated attempts to encourage Board action to address these issues have failed, and it is doubtful that consensual Board action to address them is possible at this time.  Accordingly, the Reporting Person has concluded that the Issuer’s shareholders should be given an opportunity to act to protect their interests.

The Reporting Person intends to propose a slate of nominees for the vacant Board positions in the near future with the objective that a majority of the Board of Directors will be independent, to solicit proxies from the shareholders of the Issuer to vote in favor of the stated proposals at the requested special meeting of shareholders and to vote the Reporting Person’s shares of common stock in favor of such proposals.  The Reporting Person may seek other shareholders to form a group for purposes of obtaining approval of the proposals described above.

Item 5.	Interest in Securities of the Issuer
The Reporting Person had no transactions in the securities of the Issuer during the 60 days prior to April 9, 2004 (the date of the event which requires filing this Statement).
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2004
Date
/s/ William E. Ladin, Jr.
Signature
William E. Ladin, Jr.
Name/Title